

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 20, 2009

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

   Re: Exxon Mobil Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File No. 001-02256

Dear Mr. Mulva:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       H. Roger Schwall
       Assistant Director